Filed by Isabella Bank Corporation
(Commission File No.: 001-42639)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Isabella Bank Corporation
(Commission File No.: 001-42639)

Email Subject: Exciting News from Grand River Bank

Dear Valued Grand River Bank Customer,

We’re pleased to share some exciting news about the future of Grand River Bank.

We have entered into an agreement to merge with Isabella Bank, a $2.2 billion state-chartered community bank headquartered in Mount Pleasant, Michigan. This pending transaction will bring together two organizations that share a strong commitment to relationship banking, local decision-making, and community involvement.

What this means for you Your current accounts and features will stay the same for now. As we approach the pending transaction and system conversion, we will provide detailed information about your accounts and any changes that may apply.

We will communicate through:

•Email
•Mail
•Our website
•In-branch updates

This is a meaningful opportunity for us to grow — expanding into new communities while staying true to who we are. You can expect the same personal service, local relationships, and community focus that define Grand River Bank.

At the same time, this partnership strengthens our ability to meet your evolving financial needs and positions us well for the future.

Like Grand River Bank, Isabella Bank shares our values and commitment to serving customers with a relationship-first approach.

Together, we will serve customers across 33 locations in nine counties: Bay, Clare, Gratiot, Isabella, Kent, Mecosta, Midland, Montcalm, and Saginaw.

What Happens Next
The pending transaction remains subject to regulatory approval and approval by Grand River Commerce, Inc.’s shareholders, as well as the satisfaction of customary closing conditions. We currently expect the pending acquisition to close in the fourth quarter of 2026.

Learn More
For additional information about the proposed merger, including FAQs, information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please visit our website. You can read the full press release here: https://grandriverbank.com/merger-information/.

Thank you for the trust you place in Grand River Bank. We are honored to serve you and remain committed to delivering the same local, personal service you rely on every day.

We look forward to serving you for years to come.

Best Regards,
Drew Ysseldyke
President & Chief Executive Officer, Grand River Bank